UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aura Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

051526101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ICM Asset Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) WC

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 630,808
8. Shared Voting Power 588,979,117
9. Sole Dispositive Power 630,808
10. Shared Dispositive Power 588,979,117

11. Aggregate Amount Beneficially Owned by Each Reporting Person 589,609,925

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 59.2%

14. Type of Reporting Person (See Instructions)

IA, CO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James M. Simmons

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) (with respect to shares reported on lines 7 and 9) PF

(with respect to shares reported on lines 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,145,826
8. Shared Voting Power 589,609,925
9. Sole Dispositive Power 6,145,826
10. Shared Dispositive Power 589,609,925

11. Aggregate Amount Beneficially Owned by Each Reporting Person 595,755,751

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 59.5%

14. Type of Reporting Person (See Instructions)

IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Ventures, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 38,812,961
8. Shared Voting Power 543,551,400
9. Sole Dispositive Power 38,812,961
10. Shared Dispositive Power 543,551,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 582,364,361

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 58.5%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Leverage Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 424,691,019
9. Sole Dispositive Power 0
10. Shared Dispositive Power 424,691,019

11. Aggregate Amount Beneficially Owned by Each Reporting Person 424,691,019

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 50.4%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Koyah Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 106,602,931
9. Sole Dispositive Power 0
10. Shared Dispositive Power 106,602,931

11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,602,931

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 20.0%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Aura Systems, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2335 Alaska Avenue, El Segundo, California 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) ICM Asset Management ("ICM")
James M. Simmons
Koyah Ventures, LLC ("Koyah Ventures")

Koyah Leverage Partners, L.P. ("Koyah Leverage")
Koyah Partners, L.P. ("Koyah Partners')
(collectively, the "Filers").

(b) The business address of the Filers is
601 W. Main Avenue, Suite 600, Spokane, WA 99201.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

ICM is an investment adviser registered with the Securities and Exchange Commission and is the investment adviser to investment limited partnerships, including Koyah Leverage and Koyah Partners, and individual client accounts. Mr. Simmons is the president and controlling shareholder of ICM and the manager and controlling owner of Koyah Ventures. Koyah Ventures is the general partner of investment limited partnerships to which ICM is investment adviser, including Koyah Leverage and Koyah Partners.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
ICM	Funds under Management(1)	$14,659,457.21
ICM	Working Capital	$159,093.10
Mr. Simmons	Personal Funds	$707,005.55
Koyah Ventures, LLC	Working Capital	$414,004.92

(1) Includes funds used to purchase shares held by investment limited partnerships of which Koyah Ventures is the general partner, including Koyah Leverage's funds in the amount of $8,212,281.69 and Koyah Partners' funds in the amount of $2,071,580.58.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market price of the Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

The Filers hold, among other securities of the Issuer, shares of the Issuer's Series B Preferred Stock (the "Series B Preferred Shares"). The Issuer's Certificate of Incorporation entitles the holders of the Series B Shares to elect four of the Issuer's directors for as long as the Series B Shares are outstanding. Under that certain Shareholder Agreement effective as of September 14, 2004, among the holders of the Series B Shares (the "Series B Shareholders"), the Series B Shareholders agreed, among other things, to use their best efforts to cause the size of the Issuer's board of directors to remain set at seven directors at all times and that Koyah Leverage has the right to elect one of the four directors that the Series B Shareholders are entitled to elect. Neal F. Meehan is Koyah Leverage's designated director. The Shareholder Agreement is an exhibit to this Schedule 13D. See Item 7.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer as of the date hereof is reflected on that Filer's cover page. ICM is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Koyah Leverage and Koyah Partners, separately holds more than 5% of the outstanding Stock. Mr. Simmons is the president and controlling shareholder of ICM and the sole manager and controlling owner of Koyah Ventures. As such, ICM and Mr. Simmons share beneficial ownership of all shares of Stock held in ICM client accounts.

(c) ICM, on behalf of client accounts, including Koyah Leverage and Koyah Partners, effected the following transactions in the Stock in a private transaction, on the date indicated and such transaction was the only transaction in the Stock by the Filers since sixty days before the date on the cover page of this Schedule 13D.

Name	Purchase or Sale	Date	Koyah Leverage Account	Koyah Partners Account	Other Client Accounts	Personal/ Proprietary Account	Price per Share

ICM	Purchase	9/14/04	401,237,013	100,309,266	9,643,007		N/A See Note
Koyah Ventures	Purchase	9/14/04				38,812,961	N/A See Note
Mr. Simmons	Purchase	9/14/04				4,714,688	N/A See Note

Note: As reported in earlier amendments to this Schedule 13D, the Filers hold Convertible Promissory Notes originally dated July 24, 2003, and June 14, 2004, and subsequently amended (as amended, the "Notes") that are now convertible into Series B Preferred Shares and warrants, which are convertible into shares of the Stock. No Stock was reported on those previous Schedules 13D as being beneficially owned by the Filers with respect to the Notes because the conversion price of the Notes was not fixed and it was not possible to determine the amount of Stock into which the Notes ultimately were convertible. The Issuer and the holders of the Notes, including certain of the Filers, entered into an Amendment and Conversion Agreement effective as of September 14, 2004, pursuant to which the conversion price of the Notes was fixed. The Notes are convertible into units (the "Units") at a conversion price equal to $1,000 in principal amount per Unit. Each Unit consists of 200 shares of the Series B Preferred Shares and a Series B Warrant (the "Warrants"). Each Warrant entitles the holder to purchase up to 12,500 shares of the Stock at an exercise price of $0.02 per share. In addition, the holders of the Notes are entitled to purchase additional Units equal to 50% of the Units acquired. The Stock to be issued on exercise of the Series B Preferred Shares and the Warrants held by the Filers are included in the number of shares of the Stock shown as being beneficially owned by each Filer on that Filer's cover page. The purchase price of the Notes is included in the amount of funds used in purchasing the Stock reported in Item 3 of this Schedule 13D. That amount includes additional loans from the Filers to the Issuer made pursuant to the Notes. Copies of the Notes, the Amendment and Conversion Agreement, the Certificate of Designations for the Series B Preferred Shares and the Warrants are exhibits to this Schedule 13D. See Item 7.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Koyah Ventures is the general partner of investment partnerships, including Koyah Leverage and Koyah Partners, pursuant to agreements of limited partnership that grant to Koyah Ventures the authority, among other things, to invest the funds of Koyah Leverage and Koyah Partners and such other partnerships in the Stock, to vote and dispose of the Stock and to file this statement on their behalf. Pursuant to such agreements, Koyah Ventures is entitled to allocations based on assets under management and realized and unrealized gains.

ICM and some of the investment funds for which it serves as investment adviser and Koyah Ventures serves as general partner, including Koyah Leverage and Koyah Partners, hold warrants to purchase the Stock. The securities for which such warrants are exercisable are included in the total shares of the Stock shown above as being beneficially owned by the Filers.

Koyah Leverage and Koyah Partners are filing this Schedule 13D jointly with the other Filers, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Koyah Leverage and Koyah Partners should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

*Exhibit B Agreement dated 7/24/03

*Exhibit C Promissory Note (Term) - Koyah Partners, L.P. dated 7/24/03

*Exhibit D Promissory Note (Term) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit E Promissory Note (Multiple Advance) - Koyah Partners, L.P. dated 7/24/03

*Exhibit F Promissory Note (Multiple Advance) - Koyah Leverage Partners, L.P. dated 7/24/03

*Exhibit G Security Agreement dated 7/24/03

*Exhibit H Amendment and Waiver Agreement dated 8/6/03

*Exhibit I Additional Advance Agreement dated 8/18/03

*Exhibit J Stock Pledge Agreement dated 8/18/03

*Exhibit K Amendment Agreement dated 8/21/03

*Exhibit L Second Amendment Agreement dated 9/18/03

*Exhibit M Third Amendment Agreement dated 9/30/03

*Exhibit N Fourth Amendment Agreement dated 10/16/03

*Exhibit O Fifth Amendment Agreement dated 10/27/03

*Exhibit P Sixth Amendment Agreement dated 11/11/03

*Exhibit Q Seventh Amendment Agreement dated 11/25/03

*Exhibit R Eighth Amendment Agreement dated 12/19/03

*Exhibit S Ninth Amendment Agreement dated 01/08/04

*Exhibit T Security Agreement Amendment dated 01/15/04

*Exhibit U Warrant Amendment Agreement dated 01/08/04

*Exhibit V Warrant - Koyah Leverage Partners, L.P. dated 01/08/04

*Exhibit W Warrant - Koyah Partners, L.P. dated 01/08/04

*Exhibit X Warrant - James Simmons dated 01/08/04

*Exhibit Y Warrant - Raven Partners, L.P. dated 01/08/04

*Exhibit Z Tenth Amendment Agreement dated 03/10/04

*Exhibit AA Eleventh Amendment Agreement dated 03/11/04

*Exhibit BB Twelfth Amendment Agreement dated 03/18/04

**Exhibit CC Thirteenth Amendment Agreement dated 04/05/04

**Exhibit DD Warrant-Koyah Leverage Partners, L.P. dated 04/05/04

**Exhibit EE Warrant-Koyah Partners, L.P. dated 04/05/04

Exhibit FF Fourteenth Amendment Agreement dated 04/30/04

Exhibit GG Fifteenth Amendment Agreement dated 06/03/04

Exhibit HH Agreement - Koyah Ventures, LLC dated 06/14/04

Exhibit II Convertible Promissory Note (Term) dated 06/14/04

Exhibit JJ Security Agreement dated 06/14/04

Exhibit KK Stock Pledge Agreement dated 06/14/04

Exhibit LL Agreement - Raven Partners, L.P. dated 06/14/04

Exhibit MM Convertible Promissory Note (Term) dated 06/14/04

Exhibit NN Security Agreement dated 06/14/04

Exhibit OO Stock Pledge Agreement dated 06/14/04

Exhibit PP Joinder Agreement dated 06/14/04

Exhibit QQ Amendment Agreement - Koyah Ventures, LLC dated 07/07/04

***Exhibit RR Amendment and Conversion Agreement effective 09/14/04

Exhibit SS Certificate of Designations of Series B Cumulative Preferred Stock of Aura Systems, Inc.

***Exhibit TT Shareholders Agreement effective 09/14/04

Exhibit UU Form of Warrant to Purchase Common Stock of Aura Systems, Inc. effective 09/14/04

Exhibit VV Registration Rights Agreement effective 09/14/04

Exhibit WW Form of Securities Purchase Agreement effective 09/14/04

* Incorporated by reference to the initial Schedule 13D filed by the Filers with respect to the Stock on March 18, 2004.

** Incorporated by reference to Amendment No. 1 to the Schedule 13D filed with respect to the Stock on April 9, 2004.

*** Incorporated by reference to the Issuer's Form 8-K filed on September 20, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September ___, 2004

______________________________________ James M. Simmons	ICM Asset Management, Inc. By: ___________________________________ Robert J. Law, Senior Vice President
Koyah Ventures, LLC By: _________________________________ Robert J. Law, Senior Vice President	Koyah Leverage Partners, L.P. By: Koyah Ventures, LLC, General Partner By: _________________________________ Robert J. Law, Senior Vice President
Koyah Partners, L.P. By: Koyah Ventures, LLC, General Partner By: _________________________________ Robert J. Law, Senior Vice President